Exhibit 99.1

SDLP—Announces Forbearance Agreement Relating to Swap Payments

London, United Kingdom, November 25, 2020 – Seadrill Partners LLC (the “Company”) has elected not to make a periodic payment with respect to its swap obligations originally scheduled to come due November 23, 2020 (the “Swap Payment”).

The Company has reached an agreement (the “Agreement”) with Term Loan B (“TLB”) lenders representing a majority of the TLB principal amount outstanding to forbear enforcement of any claims, causes of action, rights, or remedies with respect to any defaults or events of default that may occur under the TLB relating to the Swap Payment and any resulting acceleration of the Company’s mark-to-market hedging liabilities that may occur. The forbearance under the Agreement will be effective through the maturity date of the TLB unless there is an event of default under the TLB that is not waived by the required lenders.

FORWARD LOOKING STATEMENTS

This report includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, dayrates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, the outcome of any pending litigation, our ability to successfully employ our drilling units, procure or have access to financing, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Important additional factors include the Company’s operational dependency on Seadrill Limited for certain management and technical support services, the Company’s ability to continue to comply with loan covenants and the Company’s ability to negotiate the refinancing of its near term debt maturities with its lenders and whether the terms of any such refinancing would be as favorable as or any more favorable than the terms of the Company’s existing term loan facility. Consequently, no forward-looking statement can be guaranteed. When considering these forward looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.